                                  EXHIBIT 99.1

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
                  OF THE PRIVATE SECURITIES REFORM ACT OF 1995

              We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of the following important factors discussed below have been discussed in our prior SEC filings.

You should be cautioned that the following important factors have affected, and in the future could affect, our actual results. There may also be additional factors not discussed in this report that could also affect future results. These factors could cause our future financial results to differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements may relate to such matters as:

-      our ability to generate future revenues;
-      the potential commercialization of our products;
-      the optimization of production costs; and
- our ability to enter into future business collaborations and marketing partnerships.

Forward-looking statements may include words such as "will," "should," "could," "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. This list does not constitute all factors which you should consider prior to making an investment decision in our securities. You should also not assume that the information contained herein is complete or accurate in all respects after the date of this filing. We disclaim any duty to update the statements contained herein.

              History of Operating Losses; Uncertainty of Future Financial Results. We have experienced net operating losses since our inception. We expect such losses to continue until significant sales of our nutritional oils occur and/or until significant royalties from sales of infant formula products containing our oils are recognized. We expect to have quarter-to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which could be significant. Future financial results will be affected by, among other things, the following factors:

- our ability to complete successfully the commercialization and cost optimization of our products;
- the willingness and ability of infant formula licensees to incorporate our product into their infant formula products;
-      the willingness of potential strategic partners to market our products;
-      growth in revenues from our nutritional oils;
- growth in revenues from sales of our products for use in molecular structure research and structure-based drug design;
-      the progress of our research and development programs;
-      the progress of our preclinical and clinical product studies;
- the time, costs and ability of obtaining regulatory approvals for those products subject to such approval;
-      our ability to protect our proprietary rights;
-      the costs of protecting our patent claims;
-      competing technological and market developments;
- manufacturing costs associated with our various products and potential products; and
-      the costs of commercializing and marketing our products.

              Early Stage of the Company and its Products. Martek was founded in 1985. Certain of our products require substantial additional research and development. Some require laboratory and clinical testing and regulatory approval. In addition, although we anticipate the introduction of new products over the next several years, some of our potential products, especially in the area of pharmaceuticals, are not expected to become commercially available for many years, if at all. There is no assurance that:

-      we will successfully complete our product development efforts;
-      we will obtain required regulatory approvals on a timely basis or at all;
- we will be capable of manufacturing our products in commercial quantities at a reasonable cost; or
-      any new products, if introduced, will achieve market acceptance.

We expect to receive most of our future revenues from sales of products, royalty income and licensing fees. A portion of our revenues to date has come from research and development contracts (primarily from the federal government) and federal government grants. We first realized revenues from our products for use in molecular structure research and structure-based drug design in 1989. We recognized revenues from license fees and sales of sample quantities of nutritional and diagnostic products in 1992. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing our DHA and ARA. In 1996, we began to realize revenues from the sale of Neuromins(R), a DHA dietary supplement.

Need for Additional Capital.  Additional funds will be required to:

-      enable us to continue our research and development activities;
-      conduct preclinical and clinical studies; and
-      manufacture and market our products.

Management is likely to pursue various financing alternatives to obtain these funds, including:

-      asset-based borrowing;
-      equity issuances;
-      additional lease financing; and/or
-      collaborative arrangements with partners.

The level of expenditures required for these activities will depend in part on the extent to which we develop, manufacture and market our products independently or with other companies through collaborative arrangements. Our future capital requirements will also depend, among other things, on one or more of the following factors:

-      growth in our infant formula and nutritional product sales;
-      the extent and progress of our research and development programs;
-      the progress of preclinical and clinical studies;
- the time and costs of obtaining regulatory clearances for those products subject to such clearances;
-      the costs involved in filing, protecting and enforcing patent claims;
-      competing technological and market developments;
-      the cost of capital expenditures at our manufacturing facilities;
- the cost of acquiring additional and/or operating existing manufacturing facilities for our various products and potential products (depending on which products we decide to manufacture and continue to manufacture ourselves);
-      the costs of marketing and commercializing our products; and
- our ability to attract partners to help market and/or manufacture our products.

There is no assurance that funding to carry on these activities will be available at all or on favorable terms to permit successful commercialization of our products. We have only limited debt financing arrangements. These arrangements require us to meet certain financial covenants related to our outstanding term loans. There is no assurance that we will be able to:

-      continue such arrangements;
-      continue to comply with debt covenants; and/or
- establish additional debt financing arrangements on satisfactory terms, if at all.

              If adequate funds are not available, we may be required to:

-      curtail one or more of our research and development programs;
-      curtail manufacturing and commercialization programs; and/or
- obtain funds through arrangements with collaborative partners or others, if possible.

These arrangements may require us to relinquish certain technology or product rights including patent and other intellectual property rights.

              Dependence on Third Parties; Reliance on Future Collaborations. Future revenues from our nutritional oils are largely dependent on factors over which we will have no control. To date, a portion of our revenues has consisted of license fees and anniversary payments received from infant formula manufacturers which have licensed our nutritional oils. Under these agreements, we are entitled to receive royalty payments based on the licensees' sales of products including our nutritional oils.

These licensees will be responsible for performing all clinical testing on, obtaining regulatory approvals for and marketing products containing our nutritional oils. These licensees are not required to use our nutritional oils in any of their products. They are also not restricted under the licensing agreements from obtaining docosahexaenoic acid ("DHA") or arachidonic acid ("ARA") from other sources for use in their infant formula products. Although some of our licensees have introduced infant formula products containing our nutritional oils overseas, we cannot predict whether any licensee will introduce products containing our oils in the U.S., or will broaden its use of our oils overseas or whether our oils will be used by any of our other licensees in their infant formula products.

              Our strategy for the development, clinical testing, manufacturing and commercialization of certain of our products includes entering into various collaborations with corporate partners, licensors, licensees and others. In 1997, we entered into a supply agreement with a third party manufacturer for its ARA-containing oil. Although we are able to produce ARA oil in our Kentucky manufacturing plant, a halt in supply from this third party ARA oil manufacturer could adversely impact our ability to meet product demand in the short-run. It could also adversely impact our ability to meet product demand in the long-run if this source of ARA oil could not be replaced. There is no assurance that we will negotiate other collaborative arrangements in the future on acceptable terms, if at all, or that such collaborative arrangements will be beneficial to our operations. If we cannot establish such arrangements, we may face increased capital requirements to undertake such activities at our own expense. As a result, we could encounter significant delays in introducing our products into certain markets. This could also adversely affect the development, manufacture, marketing and sale of products in such markets. For example, our continuing ability to generate nutritional oil-related revenues depends on our ability to enter into agreements with additional licensees and/or marketing partners. Some of our nutritional oil licensing agreements contain provisions which will not allow us to enter into future agreements containing payment terms more favorable than those granted to current licensees. Such provisions may restrict our ability to negotiate with potential infant formula licensees.

       Dependence on Major Customers. Our dependence on sizable product orders from infant formula licensees and other marketing partners will make the relationship with each customer critically important to our business. While we have detailed contracts with each of our major customers, changes to product pricing, royalty rates and delivery timetables may be required to meet their demands and expectations. There is no assurance that we will be able to manage our licensees and other customer relationships successfully. Our major customers are large and complex and the launch cycles of new products are typically long and unpredictable. This requires us to make considerable early investments in account management and other efforts without the assurance of future revenues. There is no assurance that we will be able to convert these investments into significant revenue generating relationships.

       Significant Technological Change and Competition. We operate in rapidly evolving fields. Competition from larger, more experienced and better capitalized companies has been and will continue to be intense. There is no assurance that developments by others will not render our products or technologies obsolete or noncompetitive, or that we will keep pace with new technological developments. Currently, DHA-containing fish oils provide alternative sources of DHA, and we are aware of another company which produces DHA from fungal sources. In addition, DHA and ARA have been derived from egg yolk lipids, and we are currently aware of several European infant formula manufacturers that are adding DHA derived from egg yolk lipids and/or fish oil to their infant formula. We have obtained seven U.S. patents and a number of patents outside the U.S. covering certain aspects of our nutritional oils to date. We have additional patent applications pending covering certain aspects of these DHA- and ARA-containing oils. However, we have not yet been awarded any European patents relating to our ARA-containing oil. Accordingly, competitors may be able to produce, sell and use ARA in Europe until patents are issued or have been invalidated using similar or identical processes to those used by us. Generally, however, they are prohibited from manufacturing, using or selling materials where patents have been issued. Competitors may be able to produce, sell and use DHA- and/or ARA-containing oils in countries where we have not applied for patent protection. In addition, competitors may produce certain DHA- and ARA-containing oils that are not covered by our patents. We are aware of several other companies offering ARA-containing oils for sale. In addition, there is no assurance that other sources of DHA and ARA, the two primary components of our nutritional oils, will not become commercially viable.

       Uncertainty Regarding Patents and Proprietary Technology. Our success depends on our ability to:

-      obtain patent protection for our products;
-      maintain trade secret protection; and
-      operate without infringing the proprietary rights of others.

Our policy is to aggressively protect our proprietary technology through patents and, in some cases, trade secrets. Additionally, in certain cases we rely on the licenses of patents and technology of third parties. We have obtained approximately 25 U.S.

patents covering various aspects of our technology. These patents will expire on various dates between 2007 and 2015. We have filed, and intend to continue to file, applications for additional patents covering both products and processes as appropriate. There is no assurance that:

- the relevant authorities will grant any patent applications filed by, assigned to, or licensed to, us;
-      we will develop additional products that are patentable; and
- any patents issued to or licensed by us will provide us with any competitive advantages or adequate protection for inventions.

Moreover, there is no assurance that any patents issued to or licensed by us will not be challenged, invalidated or circumvented by others.

              There is no assurance that issued patents, or patents that may issue, will provide protection against competitive products or otherwise be commercially valuable. Furthermore, since patent laws relating to the scope of claims in the fields of health care and biosciences are still evolving, our patent rights are subject to this uncertainty. Our patent rights on our products therefore might conflict with the patent rights of others, whether existing now or in the future. Alternatively, the products of others could infringe our patent rights. The defense and prosecution of patent claims is both costly and time consuming, even if the outcome were favorable to us. An adverse outcome could:

-      subject us to significant liabilities to third parties;
-      require disputed rights to be licensed from third parties; and/or
-      require us to cease selling our products.

              We have obtained seven U.S. patents covering certain aspects of our DHA and/or ARA oils. We have applied for other patents in the United States covering certain other aspects of our nutritional oils. We have also filed patent applications on a selective basis in other industrialized countries, some of which are pending and some of which have been granted. We are unable to predict, however, whether these patents will be challenged, invalidated or circumvented by others. Failure to obtain adequate patent protection for our nutritional oils would have a material adverse affect on our results of operations. This could particularly affect:

-      future sales of our nutritional oils;
-      future royalties on sales of infant formula containing our oils; and
-      future license fees related to our oils.

In particular, failure to maintain patent protection could permit our competitors to produce products which could directly compete with our nutritional oils using similar or identical processes. It is also possible that the infant formula manufacturers currently under license by us or potential future licensees may choose formula ingredients from these competitors if they choose to include the ingredients in their formulas at all.

              Other patents that we have cover:

-      our photobioreactor system which is used for culturing microalgae;
-      our Celtone and Celtone M technology; and
-      our combinatorial library technology.

              We also rely on trade secrets and proprietary know-how, which we protect in part by confidentiality agreements with our collaborators, employees and consultants. There is no assurance that:

-      other  parties to these agreements will not breach them;
-      we will have adequate remedies for any such breach; or
- competitors will not otherwise learn of or independently develop our trade secrets.

              Risks Associated with Infant Formula and Nutritional Products Industries. To the extent that our nutritional oils are included in infant formula or in nutritional products for consumer use, we are subject to the risks generally associated with these industries. These risks include, among others:

- product tampering or production defects which may require a recall or may reduce the demand for such products;

- the risk that authorities may ban an ingredient used in such products, including our nutritional oils, limit its use or declare it unhealthful; and/or
- sales of infant formula may decline or authorities may limit or discontinue use of our nutritional oils due to perceived health concerns, adverse publicity or other reasons beyond our control.

              Potential Difficulty in Obtaining FDA and other Government Approvals. A number of government authorities in the United States and other countries regulate our products and our manufacturing and research activities. This includes the FDA pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"). The FDA regulates, to varying degrees and sometimes in very different ways, infant formulas, dietary supplements, medical foods, enteral and parenteral nutritional products and diagnostic and pharmaceutical products. Their regulatory authority includes the manufacture and labeling of such products. Generally, authorities regulate prescription pharmaceuticals and certain types of diagnostic products more rigorously than foods, such as dietary supplements. Infant formulas are special types of food that are regulated more rigorously than most other types of foods. Federal and state laws, regulations and policies are always subject to change and depend heavily on administrative policies and interpretations. There is no assurance that any changes to federal and state laws will not have a material adverse effect on the company.

              Our infant formula licensees are responsible for obtaining the requisite regulatory clearances to market their products containing our oils. To date, none of our infant formula licensees have obtained the necessary approval to sell an infant formula product containing our oils in the United States. Sales of our products outside the United States are subject to foreign regulatory requirements that may vary widely from country to country. Term infant formula products containing our nutritional oils are currently being marketed outside the U.S. in seven countries. Pre-term infant formula products containing our oils are currently being marketed outside the U.S. in over 60 countries. We understand that our licensees have received appropriate regulatory clearances as needed to market products containing our oils in those countries.

              The time required to obtain clearances from additional foreign countries may vary. It may be longer or shorter than that required by the FDA. There is no assurance that additional foreign clearances can be obtained or met on a timely basis, if at all.

              We are responding, with the help of our licensees, to certain questions raised by the FDA in connection with evaluating our oils for inclusion in U.S. infant formula. We feel that the process of obtaining FDA approval will take at least another six to twelve months. There is no assurance that:

- we will be able to, with the assistance of our licensees, adequately respond to the FDA's questions;
-      our licensees will continue to press forward;
-      the FDA will in fact grant clearances;
-      the process will not involve significant delays;
- potential delays will not materially and adversely affect the timing and extent of potential future introductions of our products; or
- once and if approval is obtained, a licensee will actually market a U.S. infant formula product containing our oils.

              There is no assurance that the FDC Act will not impose food additive regulation on DHA and ARA used in medical foods, infant formulas or enteral nutritional products. Use of DHA and ARA in medical foods may also require additional supportive data.

              The process of obtaining FDA clearances can be time-consuming and expensive. There is no assurance that the FDA will grant such clearances. The FDA review process may involve delays that may materially and adversely affect the testing, marketing and sale of our products. Moreover, regulatory clearances for products such as medical devices, new drugs, or new food additives, even if granted, may include significant limitations on their uses. Additionally, the FDA could withdraw product clearances for failure to comply with regulatory standards. There is no assurance that any clearances that are required, once obtained, will not be withdrawn or that compliance with other regulatory requirements can be maintained.

              Many of our products are in research and development phases. We cannot predict all regulatory requirements or issues that may apply to or arise in connection with our products. Changes in existing laws, regulations or policies or the adoption of new laws, regulations or policies could prevent us or our licensees or collaborators from achieving compliance with regulatory requirements. Such changes could also affect the timing of achieving such clearances.

              Since the FDA regulatory process may be costly and time consuming, we will decide on a product-by-product basis whether to handle their requirements independently or to assign such responsibilities to our licensees or future collaborative partners. There is no assurance that we will be able to obtain such regulatory clearances, if required, on a timely basis or at all. If such clearances are delayed or not achieved at all, it may adversely effect our business, financial condition and results of operations. If we lose previously received approvals or clearances, or fail to comply with existing or future regulatory requirements, it would have a similar adverse effect.

              We are currently required to meet FDA Good Manufacturing Practices ("GMP") requirements as applicable to infant formula and dietary supplements. GMP regulations specify component and product testing standards, control quality assurance requirements, and records and other documentation controls. Depending upon the type of FDA application that is submitted, compliance with relevant GMP requirements can be difficult and time consuming. If we continue to manufacture our own products we will continue to fall under the GMP requirements of the FDA. It may even be necessary in the future to meet more stringent drug GMP requirements. There is no assurance that we can meet relevant FDA manufacturing requirements, particularly for scale-up operations involving product marketing applications. Further, we have only limited experience in the area of regulatory compliance with respect to our products. There is no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant infant formula and dietary supplement requirements for commercial use. State and federal agencies, including the FDA and comparable agencies in other countries, conduct periodic inspections to monitor ongoing compliance with GMP and other applicable regulatory requirements. A determination that we are in violation of such GMP and other regulations could lead to the imposition of civil penalties, including fines, product recalls or product seizures. In situations where serious violations are noted, criminal sanctions may be imposed.

              Each line of products that is or may be marketed by us or our collaborators can present unique regulatory problems and risks, depending on the product type, uses and method of manufacture.

              The Federal Dietary Supplement Health and Education Act of 1994 ("DSHEA") regulates the use and marketing of dietary supplements. The DSHEA:

- sets forth standards for adulteration of dietary supplements or ingredients;
-      prescribes detailed requirements for labeling dietary supplements; and
-      establishes GMP requirements for dietary supplements.

We are currently marketing a line of DHA dietary supplements, Neuromins(R) and Neuromins(R)PL. In addition, we are researching and developing new applications for our DHA and ARA oils. There is no assurance that we will be able to comply with the requirements of the DSHEA or any other regulations that the FDA may promulgate regarding DHA or ARA use as a dietary supplement.

              Our fluorescent detection and other products derived from microalgae are subject to potential regulation by the FDA as either medical devices or as a combination medical device/drug product to the extent that they are used in the diagnosis, mitigation, treatment, cure or prevention of diseases. This classification subjects these products to premarket clearances and/or regulatory approvals. There is no assurances that:

- we or our collaborators will be able to develop the extensive safety and efficacy data needed to support FDA premarket clearances and/or regulatory approvals for these products; or
- the FDA ultimately would authorize the marketing of such products on a timely basis, if at all.

              For pharmaceutical uses of products derived from microalgae, there is no assurance that required clinical testing of our products will be completed successfully within any specified time period, if at all. Additionally, there is no assurance that:

- we will be able to develop the extensive data needed to establish the safety and efficacy of our products for approval for drug uses; and
- authorities will not begin to regulate these drug products as biological products or as controlled substances, which would affect marketing and other requirements.

              Limited Manufacturing and Sales and Marketing Experience and Capabilities. We have limited experience operating our manufacturing facility. In 1995, we acquired a fermentation plant in Winchester, Kentucky to manufacture our nutritional oils. During 1996, we completed the construction of an oil extraction and refining facility in this plant. There is no assurance that we will be able to scale-up or successfully optimize production of our nutritional oils. There is also no assurance that these production facilities will be sufficient to meet future demand for our products. If we do not develop adequate manufacturing capability or contract for manufacturing on acceptable terms, we may not be able to commercialize some of our current or planned products. Or, if we are able to adequately manufacture them, commercialization of the products may be significantly delayed. In addition, we have only limited experience managing operations at a remote geographic location. Managing a remote manufacturing plant may place a substantial strain on our managerial resources.

              We believe that our Winchester, Kentucky plant will be able to produce our nutritional DHA oil in sufficient quantity to meet near-term demand. Nevertheless, because demand for our nutritional DHA oil is based on factors beyond our control, we are unable to predict whether we have sufficient manufacturing capacity to meet any such future demand. During 1997, we entered into a supply agreement with one of the world's largest fermentation companies to provide ARA oil. In addition, we have conducted DHA production trials with third-party manufacturers to prepare for future DHA oil demand in excess of our current plant capacity. Although we believe that we will be able to use third party manufacturing for our DHA oil if demand requires, there is no assurance that we will be able to do so successfully. The failure to meet demand for our nutritional oils could encourage our infant formula licensees and other nutritional product customers to look for alternative manufacturing sources.

              We currently do not have the capability to manufacture therapeutic and diagnostic products in accordance with GMP requirements. Should we decide to manufacture and scale-up the production of future diagnostic and pharmaceutical products, we would incur substantial start-up expenses, we would need to expand our facilities, and we would have to hire additional personnel.

              We market infant formula oils and nutritional supplements primarily through distributors, and to a lesser extent, directly to consumers. We market our products for use in molecular structure research and structure-based drug design, and fluorescent detection both directly to end users and through distributors. Other nutritional products and products that we develop in the diagnostic and pharmaceutical areas will require us to form corporate alliances with companies capable of marketing such products and/or develop our own sales and marketing force. We are currently pursuing a long-term marketing partnership with a large nutritional products and/or pharmaceutical company to promote our non-infant formula nutritional oil products. There is no assurance that we will be able to establish an effective sales or marketing force, establish additional third-party sales and marketing arrangements, or close a large-scale marketing partnership. Even if we are able to achieve any of the above, the cost may be prohibitive.

              No Clinical and Limited Regulatory Compliance Capabilities. We have limited experience and capabilities in the area of product testing. We have limited experience and capabilities in the area of regulatory compliance with respect to our products. We will have to expend significant sums of money to acquire and expand such capabilities. We may need to reach collaborative arrangements with third parties to provide these capabilities or contract with third parties to provide these capabilities. These capabilities will be important to us for the successful commercialization of our existing and potential future nutritional, human diagnostic and pharmaceutical products.

              We will depend on our current licensees to obtain any required regulatory clearances for our nutritional oils which they will use as infant formula ingredients. Although we believe that our infant formula licensees will perform required testing and obtain any required regulatory clearances, we cannot control the timing or the resources that they will devote to these activities. We may, in the future, decide to seek FDA clearances ourselves for our nutritional oils or other nutritional products, if such clearances are required. In the area of human diagnostics, we have not yet decided whether to develop in-house capability, contract with third parties, seek collaborative arrangements with partners or use a combination of the three to test our product candidates and obtain any required regulatory clearances. If we were to manufacture these diagnostic products for certain uses, it would be subject to applicable regulatory requirements. For potential pharmaceutical products, we will likely contract with third parties and seek collaborative arrangements. In any case, these activities may require the devotion of substantial resources and a significant portion of our time. There is no assurance that we can effectively test and obtain regulatory clearances for our products. Delays in testing or obtaining such regulatory clearances may result in delay in or the inability to commercialize the affected product. See "--Dependence on Third Parties; Reliance on Future Collaborations."

              Exposure to Product Liability Claims. We face an inherent business risk of exposure to product liability claims alleging that the use of our technology or products resulted in adverse effects. Such risk exists in the conduct of clinical studies and even with respect to those products, if any, that receive regulatory clearances for commercial sale. There is no assurance that our current level of product and clinical study liability insurance together with indemnification rights under our infant formula license agreements and other collaborative arrangements will be adequate to protect us from this exposure. It is uncertain whether we will be able to obtain increased levels of insurance as we grow. There is no assurance that this level of insurance would be economically practical or that we would be able to renew our current or future policies. A product liability claim or recall in excess of insured amounts or amounts recoverable under applicable contractual arrangements could adversely affect our business, financial condition and future prospects.

              Dependence Upon Key Personnel. We are highly dependent on the principal members of our management, production, sales and marketing and scientific staff. The loss of certain key management and scientific employees could have a material adverse effect on our operations. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel. We face competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There is no assurance that we will be successful in hiring or retaining the personnel we require for continued growth.

              Limited Availability of Certain Supplies. The availability of carbon-13 and nitrogen-15 is critical for production of our products for use in drug design. Although the current supplies of these items are adequate for our near-term needs, they may not be adequate if the demand for our products for use in drug design and/or breath test diagnosis were to grow significantly.

              Possible Volatility of Stock Price; Limited Liquidity; Absence of Dividends. The market price of our common stock may experience a high level of volatility, as frequently occurs with publicly traded emerging growth companies and biosciences companies. The market price of our stock may be significantly impacted, among other things, by:

- announcements of technological innovations or new commercial products by us or our competitors;
-      developments or disputes concerning patent or proprietary rights;
- publicity regarding actual or potential medical results relating to products under development by us or our competitors;
- general regulatory developments affecting our products in both the United States and foreign countries;
- market conditions for emerging growth companies and biosciences companies and economic and other internal and external factors;
-      period-to-period fluctuations in financial results; and
- our ability to enter into collaborations with third parties to market our products.

Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in the common stock as reported on the Nasdaq National Market has been relatively low. There is no assurance that a more active trading market will develop in the future. We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future.

              Risks Relative to Anti-Takeover Devices. Our Board of Directors is divided into three classes with each class of directors being elected to three-year terms on a rotating basis. As such, only one-third of the members of the Board of Directors stand for election every year. We have adopted a stockholder rights plan which may have the effect of deterring hostile or coercive attempts to acquire the company. The plan does this through the distribution of rights to stockholders enabling those stockholders to acquire shares of our common stock, or that of an acquiror, at a substantial discount to the public market price should any person or group acquire more than 20% of the common stock without approval of the Board of Directors under certain circumstances. We have reserved 300,000 shares of Series A Junior Participating Preferred Stock for issuance in connection with the Stockholder Rights Plan. We are authorized to issue an additional 4,700,000 shares of preferred stock in one or more series, having terms fixed by the Board of Directors, without a stockholder vote. While the Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

              Shares Eligible for Future Sale; Registration Rights (To the extent that the outstanding stock options and warrants described below are exercised, the percentage ownership of certain of our stockholders will be diluted). As of January 14, 2000, we had 16,517,364 outstanding shares of common stock, substantially all of which are available for sale in the public marketplace. As of January 14, 2000, there were also outstanding stock options to purchase an aggregate of 2,222,725 shares of common stock at various exercise prices ranging from $6.25 to $34.25 per share. There have also been warrants issued in connection with the Common Stock and Warrant Purchase Agreements dated April 27, 1998 and May 28, 1999 totalling 706,599 shares at exercise prices between $7.51 and $18.76 per share. If we elect to sell all the shares of common stock and warrants which have not been sold pursuant to the April 27, 1998 purchase agreement but which, under certain circumstances, the selling stockholders are irrevocably obligated to purchase, there would be up to an additional outstanding 819,454 shares of common stock and 245,836 warrants, with exercise prices ranging from $15.01 to $18.76 per share. Shares of common stock which may be issued under outstanding options and warrants will be available for sale in the public markets. In addition, certain holders of the common stock have certain demand and piggyback registration rights pursuant to a registration rights agreement between Martek and these holders. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices of the common stock prevailing from time to time. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock. This could impair our ability to raise capital through the sale of equity securities. Further, if we were required to include shares, through exercise of the outstanding piggyback registration rights, in a company-initiated registration, the sale of such shares could have a material adverse effect on our ability to raise additional capital.

              Risks Relating to Year 2000 Compliance. We use a number of computer software programs and operating systems in our internal operations. These include applications used in financial business systems and various administrative functions. We believe that the business risk associated with these internal information systems is minimal. We have completed our "Year 2000" compliance implementation work on them. We are also evaluating our non-information technology systems, including the various equipment in operation at our oil production facilities in Winchester, Kentucky. We have completed this evaluation and subsequent implementation, and believe that the business risk associated with this equipment is minimal. Additionally, our third party relationships have been reviewed to assess their Year 2000 status and potential impact on our operations. We have completed this review and, where potential business risk has been identified, have asked for additional information from certain third parties to obtain assurance that they are Year 2000 compliant. To date, our suppliers have represented to us that they are Year 2000 compliant or will be compliant by Decemer 31, 1999. Although we have several suppliers for most of our goods and services, there can be no assurance that Year 2000 issues will not have a material adverse impact on our operations and financial results.

              We believe that the worst possible problem that could arise from a Year 2000 computer failure would be a loss of power at our Kentucky plant. This could result in production downtime, and could cause us to lose material. We have made contingency plans to reduce the impact of such a problem on our operations. One such plan would include the movement of our material to an outside facility to prevent spoilage. We think that the overall impact from such a failure would be corrected in less than five business days and cost us less than $100,000.

              Through October 31, 1999, we have incurred less than $100,000 in costs related to Year 2000 issues. Approximately 50% of these costs have been related to system analysis work and 50% related to software and hardware upgrades. Our efforts in these areas have not had a major impact on our other information technology projects.

              Based on currently available information, we believe that total costs associated with Year 2000 issues will be less than $200,000, and that we will be able to manage the Year 2000 transition without any material adverse effect on our operations, liquidity or capital resources. However, there is no assurance that Year 2000 issues will not require a significant commitment of resources to resolve potential problems.